Exhibit 1

CLINTON GROUP PARTNERS WITH CAMPUS EVOLUTION VILLAGES IN PROXY CONTEST AT CAMPUS CREST COMMUNITIES, INC.

NEW YORK, February 16, 2015 /PRNewswire/ -- Clinton Group, Inc. (“Clinton” or “CGI”), a stockholder of Campus Crest Communities, Inc. ("Campus Crest", "CCG" or the "Company") (NYSE:CCG), announced today that it has partnered with Campus Evolution Villages, LLC (“Campus Evolution Villages" or “CEV”), a leading private owner and operator of student housing assets, in its pursuit to maximize value for all shareholders of Campus Crest. CEV currently owns and manages 22 assets at 20 distinct universities totaling approximately 10,000 beds.

“We are pleased to partner with such an exceptional management team in our pursuit to improve Campus Crest for all shareholders,” said Joseph A. De Perio, Senior Portfolio Manager at Clinton Group. “I am disappointed the current Board has elected not to engage with us in a constructive manner since our nomination notice and, most recently, when we apprised them of our current plan. We look forward to continuing to articulate the case for change and our plans for the future prior to the record date on February 26 and the upcoming annual meeting.”

“I am thrilled to be working with Clinton to improve Campus Crest,” said Andrew Stark, Chief Executive Officer of Campus Evolution Villages. “We are a great alternative for shareholders today and have the capabilities to address all of the Company’s issues and problems – instituting a full executive team with our extensive hands-on student housing expertise, turning around the operations immediately, and restoring Campus Crest’s growth opportunity and pipeline with our owned and managed assets.”

“Our vision is to make Campus Crest a dominant player in the student housing industry,” said Evan Denner, Chief Investment Officer of Campus Evolution Villages. “We plan to evolve the business under our management principles and position the Company for future growth. We have worked very hard to build a brand that focuses on both the student-resident experience as well as disciplined attention to driving value for all stakeholders.”

A copy of a letter sent to the Board of Directors today is also included in this release.

This communication is not a proxy solicitation, which may be done only pursuant to a definitive written proxy statement.

About Clinton Group, Inc.

Clinton Group, Inc. is a diversified asset management firm that is a Registered Investment Advisor. The firm has been investing in global markets since its inception in 1991 with expertise that spans a wide range of investment styles and asset classes.

About Campus Evolution Villages, LLC

Campus Evolution Villages is a singularly focused student housing management company; a thought leader and change agent setting a new standard in student living that goes beyond merely heads in beds. Its senior management team has more than 25 years of experience in serving the student demographic. Campus Evolution Villages’ specialized focus and customer-centric approach gives it a unique perspective on the particular needs and challenges of managing student housing. Campus Evolution Villages owns and/or manages approximately 10,000 beds today at 20 universities from San Diego, California to Clemson, South Carolina.

CEV and its principals have a proven track-record in student housing, commercial and residential real estate finance and development, and in growing successful operating real estate platforms, which gives it a unique insight into the nuances of student housing. The principals of CEV are seasoned leaders with turn-around and growth experience at both the corporate and asset level and also with significant exposure to the capital markets, including public company and shareholder know-how. CEV has wide-ranging student housing management experience and strong relationships with owners, universities and other institutions. Top-down leadership and brand building, with culture immersion and training, has separated CEV from its peers; CEV understands that student housing is a management-intensive operating business requiring a cohesive team at all touch-points focused on the experiential nature of student housing.

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., CLINTON RELATIONAL OPPORTUNITY, LLC, CLINTON GROUP, INC. AND GEORGE E. HALL (COLLECTIVELY, "CLINTON"), SCOTT R. ARNOLD, RANDALL H. BROWN, WILLIAM A. FINELLI AND RAYMOND MIKULICH (THE "NOMINEES") AND CAMPUS EVOLUTION VILLAGES, LLC (TOGETHER WITH CLINTON AND THE NOMINEES, THE "PARTICIPANTS") INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF CAMPUS CREST COMMUNITIES, INC. (THE "COMPANY") FOR USE AT THE COMPANY'S 2015 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A TO BE FILED BY CLINTON WITH THE SEC ON FEBRUARY 17, 2015. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCE INDICATED ABOVE.

CONTACT: Joseph A. De Perio, Clinton Group, Inc., +1-212-825-0400

[Clinton Group Letterhead]

February 16, 2015

Campus Crest Communities, Inc.

2100 Rexford Road

Suite 414

Charlotte, NC 28211

Attention: Board of Directors

Gentlemen:

I write on behalf of Clinton Group, Inc. (“Clinton Group”), the investment manager of several funds and partnerships that collectively own a stake in the common stock of Campus Crest Communities, Inc. (“Campus Crest” or the “Company”). We have continued to accumulate shares of Campus Crest, and maintain our belief that under leadership of a qualified executive team and focused Board of Directors, the Company’s operations can be turned around in short order, the Company can restore its growth trajectory and pipeline, a cohesive and effective corporate strategy can be implemented, and most importantly, shareholder value can be enhanced.

Clinton Group filed a nomination notice on December 15, 2014 stating our intent, as supplemented, to nominate four candidates to the Company’s Board of Directors (“Board”). Since then, we have had three conversations with Mr. Kahlbaugh regarding our desire for change at the Board, with no progress to an amicable solution. Furthermore, since alerting the Board of our current plans last week, we are disappointed the Board elected not to engage us in a constructive manner. We believe that the Board is responsible, and should be held accountable, for the years of what we see as operating miscues, abuses of power and corporate waste amongst the Company’s executive team, failed operating strategy, and, most importantly, value destruction that began almost immediately since the Company’s IPO.

I will not use this letter as an opportunity to detail the case for significant change in the corporate leadership of the Company (in fact, no permanent executive leadership exists as the Board terminated the executives of the Company in November 2014 with apparently no plan in place for day to day executive management), as I believe a cursory view of the public information and empirical evidence on financial and stock price performance would make obvious the facts that speak for themselves. In forthcoming proxy materials, we will expound in great detail on all the missteps of the Company overseen by the Board of Directors. And we will expose what we see as a lack of leadership and strategy both in the executive suite and at the Board of Directors itself, severely lacking management and board governance and approval processes (as evidenced by questionable site selection and construction practices), weak operating procedures, all of which (and much more) has led to operating results that fall well behind the Company's peers. The Board of Directors, the majority of which has been in place since the IPO in October 2010 has overseen shareholder value destruction of 43% since the IPO. All the while, the Board has lavished the Company's executives with luxury sports cars (the Maserati and the Tesla are the ones we know about) and excessive use of private aircraft from a related party. In addition, we will raise questions about the other related party insurance transactions between Fortegra and CCG, the low stock ownership of the Board, and lavish corporate spending. Instead, I will use this letter to build a framework for the path forward.

In the course of our due diligence and meetings with various management teams in the student housing sector, we have come across an exciting company in the space, Campus Evolution Villages, LLC (“CEV”) and come to know its two co-founders, Andrew Stark and Evan Denner, Chief Executive Officer and Chief Investment Officer, respectively. Campus Evolution Villages was founded in late 2011 and, today, manages over $500 million in assets in student housing and owns and/or manages approximately 10,000 beds today from San Diego, California to Clemson, South Carolina. The executive team is a change-agent in the industry and has the proven track record, experience, relationships and ability to innovate and succeed. They have deep experience in managing operating businesses, both private and public, during periods of major change including high growth, movement to public company status and complete reorganizations. Campus Evolution Villages is currently funded by two very prominent and well-respected real estate families in North America and a leading multi-strategy hedge fund. We have studied their operating strategy and their acquisition and development strategy, and their ability to execute bears results in their strong financial metrics at the property level, superior growth profile and return on invested capital to their shareholders.

Campus Evolution Villages has had tremendous success turning around sub-performing assets in markets with similar characteristics to those of CCG. In December 2012, CEV acquired a 924 bed asset. At the time of acquisition the property had an approximate 82% economic occupancy rate, provided over $400,000 in resident concessions and had a very poor market reputation. Subsequent to acquiring the property, CEV replaced the entire on-site management team and began its top-down leadership and brand building, with culture immersion and training; a philosophy that has separated CEV from its peers. CEV enhanced the resident composition, implemented a multi-million dollar renovation program, and began building relationships with the student population and university officials. The asset achieved over 94% occupancy by the time classes began for the 2014/15 school year and is now a leader in the market.

In December 2012, CEV acquired a 432 bed asset. At the time of acquisition, the occupancy was approximately 84%, the asset had an incredibly poor market reputation, above market expenses, extremely high bad debt expense, and the university it served would not work with them. Subsequent to closing, the entire management team was replaced (with employees trained in the CEV brand philosophy), expenses were reduced, and after creating relationships with the university and laying out and proving the CEV brand philosophy, the property is now the go-to off-campus student housing community for the university.

The cohesive CEV management team has years of experience in all disciplines and aspects of student housing and strong industry relationships, allowing them to successfully complete the most challenging opportunities. We are confident we can deliver this management team and the acquisition of their management company to Campus Crest at market terms attractive to Campus Crest shareholders. Let’s look at the benefits.

Immediate Solution to Executive Management and Stabilization of Operations

Upon the election of a reconstituted Board of Directors, we would propose that Messrs. Stark and Denner immediately be hired to occupy the executive suite of Campus Crest and bring with them their cohesive, in-place team of operating executives. The new management team of Campus Evolution Villages will adapt its property level strategy to Campus Crest and work with existing employees to ensure a seamless transition to Campus Evolution Villages’ best practices and proven operating processes and procedures. Shareholders will see that Messrs. Stark and Denner are not only operators but significant equity owners in their own business, and this governs their approach to managing discretionary expenses and preserving every dollar. We look forward to further articulating our six-month plan upon transition, with its stabilization of current operations, improvements in the marketing of the Company, and proper positioning of the Company in the critical current pre-leasing period. In addition, Campus Crest would benefit from Campus Evolution Villages' contributed stream of management income which is accretive to shareholder value.

Restoration of a Path to Growth

As important to a stabilization and rehabilitation of the Company’s operations is our group’s ability to deliver a path to growth and development to Campus Crest. Should our nominees be elected to the Board, we are confident in the ability to negotiate a right of first offer or call option on the managed assets of Campus Evolution Villages owned by its affiliates, effectively putting in place a pipeline to Campus Crest for future growth. This block of student housing assets represents a one of a kind proprietary opportunity. Shareholders of Campus Crest should not only benefit from the accretion from the addition of these properties, but also achieve equity returns from a restoration of a growth-oriented valuation multiple to the Company’s stock.

Equity Capital for Development and Acquisitions

The equity investors of Campus Evolution Villages are keen to follow their team and invest in Campus Crest at mutually agreeable terms. An investment could take multiple forms, such as a holding company equity investment in common stock to shore up the balance sheet and position the Company for growth. We are confident we can put together an equity or JV financing in excess of $100 million, and would offer existing shareholders the ability to participate in such an attractive opportunity for their new capital and existing capital invested. Such a JV would fund the acquisition of properties allowing for additional current management income for Campus Crest and further add to the pipeline of assets to be acquired at a later date. Rather than the current Board’s recent liquidation of development parcels at distressed prices, Clinton Group and the investors of Campus Evolution Villages would have been interested to fund a joint venture as noted above with Campus Crest to develop these parcels of land off-balance sheet and at no liability to Campus Crest coupled with a right of first offer or call option to Campus Crest upon completion and stabilization. However, without focus on the quality of each location, each market or potential profitability to its shareholders, the Company sold all of the land assets; in our opinion an inferior and misguided decision, stripping shareholders of future pipeline and revenue streams. We urge that Company not to take such rash decisions with respect to any of its other current assets, including, the assets owned with Harrison Street so that shareholder value may be preserved.

A Refocused Board of Directors

Our slate of nominees is complementary to our proposed reconstituted leadership of Campus Crest. Our nominees possess the requisite student housing executive leadership skills, real estate operations expertise, private equity expertise and financial market expertise to assist a reconstituted executive team in executing its strategy.

The aforementioned benefits are central to the overall vision of what our group is seeking to implement immediately – to make Campus Crest a dominant player in the student housing industry, not a laggard. This requires operating expertise and a path to growth, both of which require an executive management team and a Board of Directors that is qualified and has the requisite expertise. Simply put, our plan addresses all the issues of Campus Crest today.

We are sending this letter to the incumbent Board of Directors now as we believe a costly and distracting proxy contest should be avoided for the benefit of Campus Crest’s shareholders. In our last two proxy contests in which we sought and prevailed in replacing a majority of directors, Stillwater Mining, Inc. and EVINE Live, Inc. (fka ValueVision Media, Inc.), management and incumbent directors spent $4.3 million and $3.5 million, respectively, on defensive and entrenchment endeavors. Our expenditures were a fraction of those amounts, as we were spending our own money and not the shareholders', and the proxy contests ended in decisive votes in favor of Clinton Group’s nominees.

We are available if the incumbent Board of Directors would like to have a meaningful discussion, but we continue to ready our proxy materials and shareholder communications. We plan to encourage other shareholders to contact us to find out more about the details of our plans and the expertise of the players involved and will further encourage them to speak their minds to the Company’s existing leadership.

We ask that you examine carefully the facts and circumstances of the current situation, and we hope that you recognize that the failures of the incumbent and previous leadership cannot continue, and it is now time for change for the benefit of all of your shareholders.

Sincerely yours,

//ss//

Joseph A. De Perio

Senior Portfolio Manager